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RECEIVED
2006 DEC 19 A 6:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Courtney S. Kamlet
703 720 8072
courtney.kamlet@hklaw.com

December 18, 2006

06019372

BY HAND DELIVERY

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
<u>Rule 12g3-2 under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, none of which is enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company. The Annex attached hereto is filed to replace the Annex previously filed on December 15, 2006 which inadvertently referenced "Eagle Group plc" rather than "Gallaher Group plc."

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 12/19

If you have any questions regarding this filing, please do not hesitate to call me at (703) 720-8072 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Courtney S Kamlet

Courtney S. Kamlet
Holland & Knight LLP

4253464_v1

RECEIVED
2006 DEC 19 A 6:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Disclosure material concerning Recommended Cash Offer for Gallaher Group plc dated December 15, 2006

2. Investor presentation material concerning Recommended Cash Offer for Gallaher Group plc dated December 15, 2006

B. ENGLISH LANGUAGE DOCUMENT
(English documents listed below is included in EXHIBIT B hereto)

For the month of December 2005, Japan Tobacco Inc. has no English language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Disclosure material concerning Recommended Cash Offer for Gallaher Group plc dated December 15, 2006

   Disclosure material concerning Recommended Cash Offer for Gallaher Group plc dated December 15, 2006 filed with the listed Stock Exchanges of Tokyo Osaka, Nagoya, Fukuoka and Sapporo.

2. Investor presentation material concerning Recommended Cash Offer for Gallaher Group plc dated December 15, 2006

   Investor presentation material concerning Recommended Cash Offer for Gallaher Group plc dated December 15, 2006 filed with the listed Stock Exchanges of Tokyo Osaka, Nagoya, Fukuoka and Sapporo.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B.

Not Applicable.